UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                          Xechem International, Inc.
                               (Name of Issuer)

                  Common Stock, par value $0.00001 per share
                        (Title of Class of Securities)

                                  983895-10-3
                                (CUSIP Number)

Paul F. Plattner, Carle Clinic, 2300 North Vermilion Street, Danville, Illinois
 61832
                                 (217) 431-7830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
  Michael H. Margulis, Esq., Duane, Morris & Heckscher, 122 East 42nd Street
                   New York, New York  10168 (212) 692-1030

                                 December 8, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission.See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

 CUSIP NO. 983895-10-3                                    Page 2 of   Pages

1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Paul F. Plattner
2)    Check the Appropriate Box if a Member of a Group*               (a) [  ]
                                                                      (b) [  ]

3)    SEC Use Only

4)    Source of Funds*
      00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)    Citizenship or Place of Organization

      United States


                                  Number of
                                    Shares
                                 Beneficially
                                Owned by Each
                               Reporting Person
                                     With

7)                               Sole Voting Power

      0 (But see Items 4 and 5 below)
-------------------------------------
8)                              Shared Voting Power

      1,000,000 (But see Items 4 and 5 below)
9)                             Sole Dispositive Power

      1,000,000 (But see Items 4 and 5 below)
10)                           Shared Dispositive Power

      0 (But see Items 4 and 5 below)

11)         Aggregate Amount Beneficially Owned By Each Reporting Person

      1,000,000 (But see Items 4 and 5 below)

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


13)              Percent of Class Represented by Amount in Row (11)

       Less than 1%

14)                          Type of Reporting Person*

      IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1                          Security and Issuer

      The class of equity securities to which this statement relates is the common stock, par value $0.00001 per share (the "Common Stock"), of Xechem International, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 100 Jersey Avenue, Building B, Suite 310, New
                         Brunswick, New Jersey 08901.

Item 2.                        Identity and Background

      This statement is filed by Dr. Paul F. Plattner. Dr. Plattner is a physician and a citizen of the United States, and his business address is Carle Clinic, 2300 North Vermilion Street, Danville, Illinois
                                    61832.

      During the last five years, Dr. Plattner has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3           Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

      On December 8, 1997,  Dr.  Plattner  acquired  1,000,000  shares of Common
       Stock for $.05 per share. The source of funds for such purchase was personal funds.


                        Item 4. Purpose of Transaction

      On November 18, 1996, the Company, David Blech, and Dr. Ramesh Pandey entered into a Stock Purchase Agreement (the "Blech Purchase Agreement"). On December 8, 1997, pursuant to an assignment of rights from Mr. Blech, Dr.
Plattner acquired 1,000,000 of the shares of Common Stock subject to the Blech Purchase Agreement. Dr. Plattner has discussed with the Company and Mr. Blech possible additional purchases by him, but no agreement with respect to such additional purchases has been reached.

      In accordance with the Blech Purchase Agreement, Dr. Plattner also agreed to be party to a Stockholders Agreement (the "Stockholders Agreement"), the terms of which have previously been described in a Schedule 13D filed by Dr. Pandey, which description is incorporated herein by reference.

      As a result of the Stockholders Agreement, Dr. Plattner may be deemed a member of a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended, and thereby required to make disclosure on this
Schedule 13D. The filing of this Schedule 13D shall not be deemed an admission by Dr. Plattner that he is a member of such a group or is required to make this filing.

      Other than as described above, Dr. Plattner has no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present

                             Page 3 of 6 Pages

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Board  of  Directors  or  management  of the  Company,  including  any  plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corres ponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment
                    Company Act of 1940 are inapplicable.


                 Item 5. Interest in Securities of the Issuer

      Dr. Plattner beneficially owns 1,000,000 shares of Common Stock, all of which are owned directly by Dr. Plattner, representing less than 1% of the outstanding shares of Common Stock (based on an aggregate of 118,828,439 shares of Common Stock outstanding as of November 10, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30,
1997).

      Except as set forth above, Dr. Plattner has not purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock during the past 60 days.

      Except as described above or in Item 4, (a) Dr. Plattner has the sole power to vote and dispose of the shares of Common Stock owned of record by her,
(b) Dr. Plattner does not share with any other person the power to direct the voting or disposition of the shares of Common Stock beneficially owned by her, and (c) no person other than Dr. Plattner has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned beneficially by Dr. Plattner.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Blech Purchase Agreement and the Stockholders Agreement are described in Items 4 and 5 above.

      Except for the above, Dr. Plattner is not a party to any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.






                             Page 4 of 6 Pages

Item 7.                   Material to be Filed as Exhibits

      Exhibit 1: Blech Stock Purchase Agreement, including Stockholders Agreement (incorporated by reference to Exhibits 2 and 4 to the Schedule 13D filed by
                            David Blech and The Edward Blech Trust)



                             Page 5 of 6 Pages

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Paul F. Plattner
                                  Paul F. Plattner


 Dated: December 19, 1997

                             Page 6 of 6 Pages

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